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jmitchell@williamsmullen.com

February 2, 2012

VIA EDGAR

Mr. Milwood Hobbs
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Hibbett Sports, Inc., File No.:  0-20969
Comment Letter dated January 27, 2012

Dear Mr. Hobbs:

This letter follows up on our call of late yesterday.  On behalf of my client, Hibbett Sports, Inc., I have requested and you have granted an extension of time for responding to the staff’s comment letter of January 27, 2012, in connection the above-referenced matter.  As we discussed, you have granted an extension until Friday, February 24, 2012.

If you have any questions or concerns about this matter in the mean time, please do not hesitate to give me a call.

Very truly yours,

/s/ John S. Mitchell, Jr.

John S. Mitchell, Jr.

JSMJr/lac

cc:           Jeffry O. Rosenthal
Chief Executive Officer, Hibbett Sports, Inc.

A Professional Corporation

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